January 31, 2026

Mr. Bruce Rosenberg

Treasurer

SPDR Index Shares Funds

c/o SSGA Funds Management, Inc.

One Congress Street

Boston, Massachusetts 02114

RE: Fee Waiver and/or Expense Reimbursement Arrangement Agreements

Dear Mr. Rosenberg:

SSGA Funds Management, Inc. (“SSGA FM”), as the investment adviser to each series of SPDR Index Shares Funds (the “Trust”), (each a “Fund” and collectively, the “Funds”) whose fiscal year-end is September 30, agrees to waive its management fee and/or reimburse certain expenses, for each Fund in the Trust, in an amount equal to any acquired fund fees and expenses (“AFFEs”), excluding AFFEs derived from a Fund’s holdings in acquired funds for cash management purpose, if any, until January 31, 2027 (the “Expiration Date”).

This fee waivers and/or expense reimbursements (“Fee Waiver”) set forth above: (i) supersedes any prior Fee Waiver for the applicable Fund, (ii) is subject to the terms and conditions of the Investment Advisory Agreement, (iii) does not provide for the recoupment by SSGA FM of any amounts waived or reimbursed, and (iv) may only be terminated during the relevant period with the approval of the Funds’ Board of Trustees.

SSGA FM and the Funds’ Officers are authorized to take such actions as they deem necessary and appropriate to continue each of the above stated Fee Waivers for additional periods, including of one or more years, after the Expiration Date of each Fee Waiver.

If these arrangements are acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

/s/ Ann M. Carptenter
By: Ann M. Carpenter
Chief Operating Officer

Accepted and Agreed:
SPDR INDEX SHARES FUNDS

/s/ Bruce Rosenberg
By: Bruce Rosenberg
Treasurer